UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XTI AEROSPACE, INC.

(Full Name of Registrant)

Former Name if Applicable

511 East John W. Carpenter Freeway, Suite 500

Address of Principal Executive Office (Street and Number)

Las Colinas, TX 75062

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XTI Aerospace, Inc. (the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Registrant is in the process of completing an internal review of the Registrant’s former Chief Executive Officer, who resigned on August 17, 2026, and other related corporate governance matters. The review is being conducted entirely by a committee of “independent directors” (the “Committee”) as defined by the Nasdaq Stock Market listing standards, as represented by independent counsel, and all parties are working diligently to complete the review, though a timeline has not yet been determined. The Registrant is in the process of evaluating the implications of the review on any disclosures, certifications, controls and governance matters, however the Registrant does not currently believe that the matters under review will affect any previously issued financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brooke Turk	(800)	680-7412
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In November 2025, the Registrant completed the acquisition of Drone Nerds, LLC and Anzu Robotics, LLC (collectively, “Drone Nerds”). The results of Drone Nerds have been included in the Registrant’s consolidated financial statements from November 10, 2025, the acquisition date, and the ownership interest not held by the Registrant is reflected as a noncontrolling interest. As a result of this acquisition, the Registrant’s results of operations for the period ended June 30, 2026 will be significantly different from the corresponding period for the last fiscal year. The Registrant anticipates that this Form 10-Q will disclose that substantial doubt exists about the Registrant’s ability to continue as a going concern for twelve months following the expected issuance date of the Form 10-Q.

XTI AEROSPACE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Brooke Turk
	Name:	Brooke Turk
	Title:	Chief Financial Officer

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